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PRESS RELEASE
For Immediate Release:

                      BFX Hospitality Group, Inc. Announces
                         Proposed Purchase By Management

                  FORT WORTH, TEXAS, July 27, 2000 - Robert H. McLean, Chairman of the Board and Chief Executive Officer of BFX Hospitality Group, Inc. (ASE - "BFX"), announced today that negotiations have commenced for the possible acquisition of all of the outstanding common stock of the Company pursuant to a merger of the Company with an entity that would be formed by Mr. McLean and certain other members of management yet to be determined.

                  In making the announcement, Mr. McLean stated, "I have made a preliminary proposal to the Board of Directors of the Company to acquire all of the outstanding stock of the Company at $2.25 per share, subject to obtaining satisfactory financing and certain other conditions including, but not limited to:

         1. No significantly increased liability related to the Company's Superfund Site located in Vestal, New York in excess of that provided in the Company's financial statements. The Company is making preparations to commence the clean up of the contaminated soil at the Superfund Site.

         2. Extension on satisfactory terms of the existing lease for the Company's Cat's Meow facility located in New Orleans, Louisiana. The present lease expires September 2009.

         3. Renewal of the existing lease for the Company's Vestal, New York plant site. The current lease expires February 28, 2001."

         Mr. McLean concluded, "The Company's Board of Directors has formed an Independent Committee to consider management's preliminary proposal as well as the prospects for the Company continuing to stay public. Any transaction that may be entered into would be subject to approval by the Independent Committee, the Board of Directors and the shareholders, and to any other conditions or approvals."


For more information contact:
Robert Korman
Vice President and Chief Financial Officer
226 Bailey Avenue, Suite   101
Fort Worth, Texas  76107
(817) 332-4761


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